FOR IMMEDIATE RELEASE               Contact:  Cedric Burgher
---------------------                         Vice President, Investor Relations
June 4, 2002                                  713-676-4608

                                              Wendy Hall
                                              Manager, Media Relations
                                              713-676-5227


HALLIBURTON ASBESTOS PLAINTIFFS AGREE TO EXTEND CURRENT STAY ON ASBESTOS CLAIMS

Dallas, Texas - Halliburton Company (NYSE: HAL) today announced that it has reached agreement with Harbison-Walker Refractories Company and the Official Committee of Asbestos Creditors in the Harbison-Walker bankruptcy to consensually extend the period of the stay contained in the Bankruptcy Court's temporary restraining order until July 16, 2002. The Committee also informed the court that further 30-day extensions are anticipated as long as negotiations proceed in a constructive manner. The Court's temporary restraining order, which was originally entered on February 14, 2002, stays more than 200,000 pending asbestos claims against Halliburton's subsidiary Dresser Industries, Inc. For more details on the stay entered by the Court on February 14, and extended on February 21 and April 4, Halliburton refers to its earlier press releases of May 20, 2002, February 22, 2002 and February 14, 2002.

Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.



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